MODERN CAPITAL SECURITIES, INC.

**Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission**

Including Independent Registered Auditor's Report Thereon

For the Year-Ended December 31, 2025

MODERN CAPITAL SECURITIES INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

MODERN CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Assets

Cash	$	76,764
Deposits with clearing organizations		50,000
Account Receivable		251,958
Receivable from affiliates		382,099
TOTAL ASSETS	$	760,821

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Commissions payable	$	177.593
Accounts Payable		11,934
Payable to affiliates		31,609
Other liabilities		6,787
TOTAL LIABLITIES	$	227,923

Member's Equity

Member's Equity		532,898
TOTAL LIABILITES AND MEMBER'S EQUITY	$	760,821

The accompanying notes are an integral part of these financial statements.

MODERN CAPITAL SECURITIES, INC.
STATEMENT OF EARNINGS
FOR THE YEAR END DECEMBER 31, 2025

Revenues:	
Commissions	$ 641,000
Revenue from Investment Company Shares	707,102
Revenue from Sales of Insurance Based Products	1,044,829
Revenue from Registered Representatives	175,150
Other Revenue	139,889
Total Revenues	$2,707,970
Expenses:	
Commission	$2,098,750
Professional fees	116,606
Computer and Software	70,443
Wages and Benefits	81,344
Regulatory expenses	61,520
Occupancy	13,195
Insurance	18,852
Clearing Expenses	50,288
Travel and Entertainment	23,440
Other	39,601
Total Expenses	$2,574,039
Net Earnings	$ 133,931

The accompanying notes are an integral part of these financial statements.

MODERN CAPITAL SECURITIES, INC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR END DECEMBER 31, 2025

Balance, December 31,2024	$398,967
Net Earings	133,931
Balance December 31,2025	$532,898

The accompanying notes are an integral part of these financial statements.

MODERN CAPITAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities	
Net Earnings	133,931
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Decrease (Increase) in operating assets:	
Accounts receivable	(124,723)
Receivable from affiliates	(32,353)
(Decrease) Increase in operating liabilities:	
Accounts payable	1,472
Payable to affiliates	(33,010)
Commissions Payable	118,336
Other Liabilities	6,787
Total Adjustments	(63,491)
Net cash provided by operating activities	70,440
Net increase in cash and cash equivalents	70,440
Cash and cash equivalents at beginning of year	56,324
Cash and cash equivalents at end of year	$ 126,764
Cash paid for interest	$
Cash paid for taxes	$

The accompanying notes are an integral part of these financial statements.

5

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations

Modern Capital Securities, Inc., (the "Company") is a broker-dealer registered with the SEC and the Financial Industry Regulatory Authority (FINRA). The Company is a California Corporation founded on January 22, 2004, with offices located in North Carolina.

Basis of Accounting:

The financial statements of the Company have been prepared on an accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

For purposes of Cash and Cash Equivalents, the Company considers money market funds with a weighted average maturity of three months or less to be cash equivalents. The Company maintains its cash deposit in accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Income Taxes

Federal income taxes are not payable by the S Corporation or provided for in this financial statement. The S Corporation shareholders are taxed individually on their share of the S Corporation's earnings. State income taxes are immaterial to the Company's financial statement.

Uncertain Tax Positions

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits or liabilities that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such a challenge. Generally, the Company's tax returns remain open for three years for federal income tax examination.

Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Revenue from contracts with customers

The Company records revenues under the provisions of ASC 606, using a five-step revenue model to recognize revenue from contracts with customers. The five steps used in this process are: 1) identify the contract, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the price to the performance obligations, and 5) recognize the revenue. Under this standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount of timing of and cash flows from customer contracts.

Brokerage Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with counterparty and confirms the trade with customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Insurance Commissions
The Company earns commission revenue through the sale and servicing of insurance policies. Initial policy commissions are recognized at a point in time upon the effective date of the related insurance policy, which is when the Company has satisfied its performance obligation and the commission amount becomes determinable. The Company also earns renewal and trailing commissions related to policy renewals. Renewal and trailing commissions are recognized over time during the related policy coverage period as the Company provides ongoing customer service and support obligations. Revenue from contracts with customers is recognized in an amount that reflects the consideration the Company expects to receive in exchange for providing services to customers.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Investment Share Commissions
Revenue is generated through commissions and transaction fees earned on the sale or purchase of investment shares (e.g., mutual funds, ETFs, equities) on behalf of retail customers. These fees are recognized at the point in time when the transaction is executed.

Other Revenue
The Company earns other revenue from a variety of ancillary and support activities that are not directly tied to its primary operations. These revenue streams contribute to overall business performance and include the following: Interest income earned on customer credit balances maintained in brokerage or custodial accounts. Revenue is recognized on an accrual basis over the period the balances are maintained. Interest charged to customers on margin or debit balances in their accounts. This income is recognized on an accrual basis as earned. Fees charged to customers for mailing trade confirmations, statements, and other account-related communications. Revenue is recognized at the point in time when the service is rendered. Income earned from registered representatives for administrative, compliance, or platform access fees related to their association with the Company; typically recognized over the term of the arrangement.

Accounts Receivable
Management considers all amounts recorded as accounts receivable to be fully collectible; accordingly, no allowances for credit losses is required. All amounts are due from various entities and financial institutions.

NOTE 2 - FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

NOTE 2 - FAIR VALUE MEASUREMENTS (Continued)

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

NOTE 3 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business the Company purchases and sells securities as both principal and/or agent. If another party to the transaction fails to perform as agreed (for example failure to deliver a security or failure to pay for a security) the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 4 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule l5c-3-1 under the Securities Exchange Act of 1934. At December 31, 2025, the Company's net capital of $51,141 was $35,946 in excess of the minimum requirement of $15,195.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK
The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

NOTE 6 – CONTINGENT LIABILITIES

On December 31, 2025, there were no asserted ligations, claims or assessments against the Company. In the opinion of management, the ultimate liabilities, if any, resulting from any unasserted claims will not materially affect the financial position of the Company.

NOTE 7 - RISKS AND UNCERTAINTIES

In the normal course of business, the Company is subject to various claims and litigation arising from normal business operations. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some legal actions or claims could be decided unfavorable to the Company. Although the amount of ultimate liabilities with respect to such matters cannot be ascertained, management is of the belief that any resulting liability should not materially affect the financial position of the Company.

NOTE 8- RELATED PARTY

From time to time, the Company advances funds and receives funds from various related parties to fund operating activities. These amounts are non-interest bearing and short term in nature.

NOTE 9- SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services. The Company has identified its President as the chief operating decision maker('CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 10- LEASE
Starting January of 2024, the Company leases office premises under a month-to-month agreement. The Company has elected not to recognize the right-of-use asset and lease liability as the term is 12 month or less and does not include an option to purchase that the Company is reasonably certain to exercise. Rent expense under the previous agreement for the year ended December 31, 2025 was approximately $0.

NOTE 11- DATE OF MANAGEMENT'S REVIEW
Management has evaluated subsequent events through May 07,2026, the date on which the financial statements were available to be issued

MODERN CAPITAL SECURITIES, INC.
COMPUTATION AND RECONCILATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR END DECEMBER 31, 2025

Computation of basic net capital requirements:

Total member's equity	$532,898
Deductions and/or charges	
Non-allowable assets	481,757
Net capital before haircuts and securities positions	51,141
Haircuts	-
Net capital	**51,141**
Minimum net capital requirements:	
6 2/3% of total aggregated indebtedness (227,923)	15,195
Minimum net capital requirement for broker/dealer	5,000
Net Capital requirement (greater of the above two requirements)	15,195
Net capital in excess of minimum	$35,946

Subsequent to year-end, the Company filed an amended Part II of Form X-17A-5 as of December 31, 2025, reflecting revisions to the net capital computation.

Modern Capital Securities, Inc.
Exemption Report

Modern Capital Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exempion Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ending December 31, 2025 without exception.

The statement above was made to the best knowledge and belief of the undersigned.

Modern Capital Securities, Inc

By: _____

Cassandra Woodward

Title: CFO

Date: May 7, 2026

MODERN CAPITAL SECURITIES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE
REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE
COMMISSION RULE 15c3-3
December 31, 2025

The· Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities. The Company is also filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE
COMMISSION RULE 15c3-3
December 31, 2025

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities. The Company is also filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.